UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2007

Commission File Number: 000-22628

ARCADIS N.V.

(Translation of registrant’s name into English)

Nieuwe Stationsstraat 10
6811 KS Arnhem
The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  N/A

ARCADIS NV Nieuwe Stationsstraat 10 P.O. Box 33 6800 LE Arnhem The Netherlands Tel +31 26 3778 292 Fax +31 26 4438 381
PRESS RELEASE	www.arcadis-global.com

ARCADIS: YBEMA REAPPOINTED IN SUPERVISORY BOARD
EXTRAORDINARY GENERAL MEETING ANNOUNCED

ARNHEM, THE NETHERLANDS — May 22, 2007 — ARCADIS (NASDAQ: ARCAF; EURONEXT: ARCAD), the international consulting and engineering company, today announced that the Company’s Annual General Meeting of Shareholders on May 16, 2007 has reappointed Mr. Gerrit Ybema to the Company’s Supervisory Board. An Extraordinary Shareholders Meeting was also announced.

Mr. Ybema was State Secretary for Economic Affairs in the second cabinet headed by Prime Minister Wim Kok, with a special focus on foreign trade. He has a broad knowledge and experience in governmental affairs, particularly on economic issues. In addition Mr. Ybema took several initiatives related to Socially Responsible Ventures (SRV).

The vote for changes in the Articles of Association was not valid, as not enough shares were present in the meeting. For that reason, an Extraordinary General Meeting of Shareholders will be held on June 5, 2007.

ARCADIS is an international company providing consultancy, engineering and management services in infrastructure, environment and facilities, to enhance mobility, sustainability and quality of life. ARCADIS develops, designs, implements, maintains and operates projects for companies and governments. With more than 11,000 employees and over €1.2 billion in gross revenue, the company has an extensive international network that is supported by strong local market positions.

Except for historical information contained herein, the statements in this release are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that may cause the company’s actual results in future periods to differ materially from forecasted results. Those risks include, among others, risks associated with possible changes in environmental legislation and risks with regard to the Company’s ability to acquire and execute projects. These and other risks are described in ARCADIS’ filings with the Securities and Exchange Commission over the last 12 months, copies of which will be available from the SEC or may be obtained upon request from the Company.

For more information contact: Joost Slooten at ARCADIS at +31-26-3778604 or e-mail at j.slooten@arcadis.nl. Visit us on the internet: www.arcadis-global.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCADIS N.V.

Date: May 30, 2007	By:	/s/ C. M. Jaski
C.M. Jaski
Member Executive Board